Ex NSAR Item 77C: HTY – Submission of matters to a vote of security holders

Special Meeting of Shareholders

The Fund held a Special Meeting of Shareholders on June 27, 2013. The following proposal was considered by the shareholders:

Proposal: To approve a new subadvisory agreement for John Hancock Tax-Advantaged Global Shareholder Yield Fund between John Hancock Advisers, LLC and Epoch Investment Partners, Inc. (the Agreement).

Shareholders of the Fund approved the Agreement and the votes cast with respect to this proposal are set forth below:

FOR	AGAINST	ABSTAIN
5,171,086.000	97,266.000	161,674.000